November 28, 2012

VIA EDGAR

Vincent J. Di Stefano
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Cambria ETF Trust
File Nos. 333-180879 and 811-22704

Dear Mr. Di Stefano:

On July 6, 2012, Cambria ETF Trust (the “Trust” or “Registrant”) filed pre-effective amendment no. 1 to its registration statement on Form N-1A (the “Pre-effective Amendment”) with the U.S. Securities and Exchange Commission (“SEC”) to register with the SEC the initial series of Registrant, the Cambria Currency Strategies ETF, the Cambria Shareholder Yield ETF, the Cambria Foreign Shareholder Yield ETF and the Cambria Emerging Shareholder Yield ETF (each, a “Fund,” and together, the “Funds”) (accession number 0000898432-12-000798).

You provided oral comments on the Pre-effective Amendment on August 15 and September 19, 2012, and Registrant responded to those comments by written letter dated September 24, 2012 (“September Letter”).  On October 24, 2012, you provided an additional oral comment on the Pre-effective Amendment, as Registrant proposed to amend it in the September Letter.  Below is a summary of the comment and Registrant’s response to it.  Defined terms used below have the same meanings as in the Fund’s prospectus included in the Pre-effective Amendment.

Comment

1.    It is the Staff’s continuing position that the Cambria Currency Strategies ETF is subject to an 80% test under Rule 35d-1 under the Investment Company Act of 1940 pursuant to which the Fund must invest at least 80% of its total net assets in foreign currencies and, for purposes of this 80% test, the Fund must consider the market value (and not the notional value) of its forward foreign currency contracts.  Please clarify how the Fund will comply with this requirement.

RESPONSE: In light of the Staff’s position, Registrant has determined to change the name of the Fund to Cambria Global Income and Currency Strategies ETF.

File Nos. 333-180879 and 811-22704
November 28, 2012

As revised, the Fund should not be subject to an 80% test under Rule 35d-1.1  Nevertheless, consistent with the change to the name of the Fund, its principal investment strategies would be amended to provide as follows:

The Fund seeks to generate positive absolute returns by investing in securities and other instruments that provide income and exposures to global currencies.  The Fund will primarily seek exposures to currencies of developed countries that, in Cambria’s opinion, have liquid currency markets, including countries in the G-20 such as Argentina, Australia, Brazil, Canada, China, the European Union, India, Indonesia, Japan, Mexico, New Zealand, Norway, Russia, Saudi Arabia, South Africa, South Korea, Sweden, Switzerland, Turkey, the United Kingdom and the United States.

Under normal market conditions, at least 80% of the value of the Fund’s net assets (plus borrowings for investment purposes) will be exposed to income-producing securities and global currencies through investments in:

●         Forward foreign currency contracts that create exposures for the Fund to global currencies;

●        Global currencies and ETPs that invest in global currencies and ETFs that provide exposure to global currencies;

●        Sovereign debt securities of any credit quality, duration and maturity, denominated in foreign currencies and ETFs that invest in such sovereign debt securities;

●        ETPs and ETNs that invest in or provide exposure to global currencies or physical gold;

●       Money market instruments or other high quality debt securities denominated in foreign

Forward Currency Contracts are agreements to buy or sell a specific currency at a future date at a price set at the time of the contract.

ETPs or “exchange-traded products” are exchange-traded equity securities whose value derives from an underlying asset or portfolio of assets, which may correlate to a benchmark, such as a commodity, currency, interest rate or index.  ETFs are one type of ETPs.

ETFs or “exchange-traded funds” are registered investment companies whose shares are exchange-traded and give investors a proportional interest in the pool of securities and other assets held by the ETF.

ETNs or “exchange-traded notes” are unsecured and unsubordinated debt securities whose value derives, in part, from an underlying asset or benchmark and, in

1 See Frequently Asked Questions about Rule 35d-1 (Investment Company Names) at questions 9 and 10, stating that “global” and “income,” respectively, are not subject to an 80% test under Rule 35d-1.

File Nos. 333-180879 and 811-22704
November 28, 2012

currencies and ETFs that invest in such instruments; and

●  The U.S. dollar, including U.S. dollar denominated money marked instruments and U.S. Treasuries and registered investment companies that invest in such instruments and Treasuries.
part, from the credit quality of the securities’ issuer.

When making currency-related investments, a “long” exposure to one currency inherently creates a “short” exposure to another currency, since exposure to a particular currency through a currency-related investment is measured in relation to other currencies.  Thus, the Fund may effectively take long and short positions in particular currencies.

Cambria utilizes a quantitative model to select long and short currency exposures for the Fund.  The model reviews various characteristics of potential currency investments, such as the interest rate paid by the government backing the currency to issue short- and long-term debt and market sentiment about the currency as reflected in trading activity related to the currency.  By considering together the various characteristics of potential currency investments, the model identifies potential long and short currency allocations for the Fund, as well as opportune times to make such allocations.

Cambria’s quantitative model is based on factors that, historically, have been uncorrelated to the debt and equity markets.  Accordingly, Cambria uses it to construct the Fund’s portfolio to seek income and grow capital irrespective of the performance of the traditional equity and fixed income markets.

Cambria considers the realization of income and the growth of capital, when irrespective of the performance of the traditional equity and fixed income markets, to be a “positive absolute return.”  Positive absolute returns may be generated from the income produced by portfolio instruments, including underlying ETPs, plus (or minus) the gains (or losses) resulting from fluctuations in the values of currencies to which the Fund is exposed relative to the U.S. dollar.  Over a complete market cycle, U.S. and non-U.S. dollar-denominated securities in the Fund’s portfolio,

File Nos. 333-180879 and 811-22704
November 28, 2012

and in ETPs in the Fund’s portfolio, are expected to provide the Fund’s primary source of income.

The Fund is an actively managed ETF and thus does not seek to replicate the performance of a specific index.  Cambria has discretion on a daily basis to actively manage the Fund’s portfolio in accordance with the Fund’s investment objective and expects to rebalance to target allocations at least monthly.  As a result, the Fund may experience high portfolio turnover.

When using forward foreign currency contracts, fund assets will be primarily invested in a combination of U.S. dollar and non-U.S. dollar denominated money market instruments or other high quality debt securities, or ETFs that invest in such instruments.  The Fund may allocate up to 20% of its exposures to high yield U.S.-denominated and non-U.S.-denominated fixed income instruments (“junk bonds”) and ETFs that invest in such instruments.  The Fund may be considered a “fund-of-funds” because it seeks to achieve its investment objective by, in part, investing in other ETFs.

*           *           *

In connection with responding to the Staff’s comment, the Registrant acknowledges that:

The Fund is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities law of the United States.

File Nos. 333-180879 and 811-22704
November 28, 2012

If you have any additional questions regarding the Pre-effective Amendment or enclosed information, please contact me directly at (202) 778-9475 or Kurt Decko at (415) 249-1053.

Warm regards,
/s/ Stacy L. Fuller
Stacy L. Fuller
cc:	Eric W. Richardson
Cambria Investment Management, L.P.
Kurt J. Decko
K&L Gates LLP